May 05, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

Washington, D.C 20549

100 F Street, N.E

Attention: Li Xiao, Daniel Gordon

Re:	Celyad Oncology SA

Form 20-F for the Fiscal Year Ended December 31, 2020

Filed March 24, 2021

File No. 001-37452

Dear Madam, Dear Sir,

This letter is submitted on behalf of Celyad Oncology SA (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) as set forth in the Staff’s letter dated April 27, 2021 addressed to Filippo Petti, Chief Executive Officer and Chief Financial Officer of the Company, with respect to the Company’s Form 20-F for the Fiscal Year Ended December 31, 2020 (the “Comment Letter”).

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below the numbered comment. For your convenience, we have italicized the reproduced Staff comment from the Comment Letter.

Form 20-F for the Fiscal Year Ended December 31, 2020

Item 18. Financial Statements

Note 15. Share Capital, page F-42

1.

We note your disclosure that the share premium decreased as a result of the absorption of accounting losses, with a counterpart in the financial statements line-item Accumulated Deficit. Please provide background information with the reasons for this accounting entry and the purpose. Also, tell us the accounting literature that you relied upon.

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Background information:

The accounting entry as disclosed reflects a decision of the extraordinary shareholders meeting on May 23, 2019 to absorb the accounting losses as per the latest balance sheet date into the share premium in order to improve solvency ratios, which is relevant in context of the Belgian Company Law and in order to benefit from local government grant programs.

In order to be eligible for government grant programs by the Walloon Region, i.e. the region where the R&D center and the Headquarters of the Company are located, we are required to meet solvency criteria based on a comparison of total equity with the sum of the share capital and the share premium.

By an absorption of accounting losses into share premium, the Company managed to improve its solvency position relevant in the context of Belgian Company Law1 and in the context of (future) government grant funding programs.

Accounting Treatment:

The following IFRS guidance was considered for the accounting treatment and disclosures:

•	IAS 1.78(e) requires disaggregation of equity into various classes, but it does not prescribe which equity reserves should be presented; therefore the entity referred to the IAS 8.10-12 hierarchy

•	IAS8.11 and conceptual framework CF4.66, CF7.12 and CF7.13 addresses the classification of equity and refers to jurisdictional requirements such as CNC[2] and equity treatment under Belgian law

•

We also considered IAS 8.12, Basis for conclusion paragraph BC16 and BC17, which allows to use pronouncements of other standard setting bodies (such as CNC) to the extent that this does not conflict with IFRS. The accounting treatment as adopted by the Company is prescribed by BEGAAP standards following the CNC advise 121/3 regarding movements within equity. Such advice stipulates that the incorporation of loss carry forwards into capital, reserves or profit carry forwards is to be allocated directly to the relevant equity item.

Accordingly, we believe that our accounting treatment and disclosure reflects the legal substance of the equity and capital reserves and it does not conflict with IFRS.

[1]	Reference to the article 7:210 of the Belgian Code of Companies and Associations
[2]	Commission des Normes Comptable : Accounting Standards Commission of Belgium

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If you have any questions concerning the abovementioned matters, please contact the undersigned at +15166592073 or by email at fpetti@celyad.com.

Sincerely,

/s/ Filippo Petti Filippo Petti
Chief Executive Officer and Chief Financial Officer
Celyad Oncology SA

Cc:	Michael H. Bison, Goodwin Procter LLP

Edwin O’Connor, Goodwin Procter LLP

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